UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:

001-36336

333-229806

333-229806-01

333-281344

333-281344-01

Elk Merger Sub II, L.L.C.

(as successor in interest to EnLink Midstream, LLC)

(and the subsidiary guarantor registrant listed in Schedule A)

(Exact name of registrant as specified in its charter)

100 WEST FIFTH STREET

TULSA, OK 74103

(918) 588-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Liability Company Interests

5.375% Senior Notes due 2029 and the related guarantees

5.650% Senior Notes due 2034 and the related guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common units: zero*

5.375% Senior unsecured notes due 2029 and the related guarantees: 69

5.650% Senior unsecured notes due 2034 and the related guarantees: 52

* On January 31, 2025 (the “Closing Date”), (i) Elk Merger Sub I, L.L.C. (“Merger Sub I”), a Delaware limited liability company and direct, wholly-owned subsidiary of ONEOK, Inc., an Oklahoma corporation (“ONEOK”), merged (the “First Merger”) with and into EnLink Midstream, LLC, a Delaware limited liability company (“EnLink”), with EnLink surviving the First Merger, and (ii) promptly following the First Merger, EnLink, as the surviving entity in the First Merger, merged (the “Second Merger” and, together with the First Merger, the “Mergers”) with and into Elk Merger Sub II, L.L.C. (“Merger Sub II”), a Delaware limited liability company and direct, wholly-owned subsidiary of ONEOK, with Merger Sub II surviving the Second Merger as a direct, wholly-owned subsidiary of ONEOK. The Mergers were effected pursuant to the Agreement and Plan of Merger, dated as of November 24, 2024, by and among EnLink, ONEOK, Merger Sub I, Merger Sub II, and EnLink Midstream Manager, LLC, the managing member of EnLink. The separate corporate existence of EnLink ended upon consummation of the Second Merger on the Closing Date.

SCHEDULE A

SUBSIDIARY GUARANTOR REGISTRANT

Exact Name of Subsidiary Guarantor Registrant as Specified in its Charter (1)	State or Other Jurisdiction of Organization	I.R.S. Employer Identification Number
EnLink Midstream Partners, LP	Delaware	16-1616605

(1)	The address for the subsidiary guarantor registrant is 100 West Fifth Street Tulsa, Oklahoma 74103, and the telephone number for the subsidiary guarantor registrant is (918) 588-7000.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Elk Merger Sub II, L.L.C., as successor in interest to EnLink Midstream, LLC, and the subsidiary guarantor registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELK MERGER SUB II, L.L.C.

(as successor in interest to EnLink Midstream, LLC)

Date: February 10, 2025	By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

ENLINK MIDSTREAM PARTNERS, LP
By: EnLink Midstream GP, LLC,
its General Partner

Date: February 10, 2025	By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

2